Exhibit 4.7
Translation of the Chinese original
Agreement
Party A: Wong Hing Tuen, Male, Date of Birth: July 31, 1975, Hong Kong resident, Home Return Permit No.: 376919870957, Hong Kong ID: K802751
Party B: Xu Qiming, Male, Date of Birth: April 28, 1969, domiciled at A4, Wukeng Village West, Jinjiang City, Fujian Province, ID: 350582196904285010
After sufficient and friendly negotiations between Party A and Party B, the parties hereto have reached an agreement as follows on a voluntary and equal basis:
1.	Party B will, under the name of Party A, register Xiniya Holdings Limited (the “Company”) in the Hong Kong Special Administrative Region.

2.	The Company will be actually invested and established by Party B under the name of Party A. The actual investor of the Company is Party B, and all the assets of the Company shall fully belong to Party B. All the creditors’ rights and newly increased assets (including the residual assets after the cessation of operation) generated during the production and operation of the Company shall fully belong to Party B. Any debt (including tax liabilities) incurred in the Company’s operation shall all be paid off by Party B, and shall have nothing to do with Party A.

3.	Given that Party A would not make any actual investment, Party A shall not involve himself in the Company’s operation and management and shall not have the right to participate in the distribution of the Company’s net profit, nor does he have the right to dispose of any of the Company’s properties. Being the sole actual investor of the Company, Party B shall have all the power with respect to the management and operation of the Company, including the decision-making right with respect to all the business affairs of the Company. Party B has the exclusive right to possess, use, benefit from and dispose of the Company’s assets. As a result, all the creditors’ rights and debts formed during the Company’s operation have nothing to do with Party A. Party A shall provide necessary cooperation for the Company to go through relevant formalities in connection with the operation of the Company.
This agreement is the expression of the true intention of both parties hereto.
This agreement shall be executed in two counterparts with equal force and effect, one for each party; and shall take effect upon due execution of both parties.

Party A: /s/ Wong Hing Tuen	Party B: /s/ Xu Qiming

Date: January 3, 2009